# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SWK HOLDINGS CORPORATION, CIK 0001089907
CUSIP: 78501P203
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 5956 Sherry Lane, Suite 650, Dallas, Texas (TX), 75225
Date of event which requires filing of this statement: 04/06/2026
Filed by CIK 0001056973
Persons authorized to receive notices and communications: Carlson Capital, L.P., Attn: Rahim Ibrahim, 2100 McKinney Avenue, Dallas, Texas (TX), 75201, (214) 932-9600

## Reporting persons
- Double Black Diamond Offshore Ltd. (CIK 0001404976): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Carlson Capital, L.P. (CIK 0001056973): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Asgard Investment Corp. II (CIK 0001503915): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Asgard Investment Corp. (CIK 0001404557): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Clint D. Carlson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SWK HOLDINGS CORPORATION
Address of issuer's principal executive offices: 5956 Sherry Lane, Suite 650, Dallas, Texas (TX), 75225
Comment:
Explanatory Note

This Amendment No. 17 ("Amendment No. 17") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 4, 2009 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 25, 2009 ("Amendment No. 1"), and as further amended by Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 1, 2012 ("Amendment No. 2"), and as further amended by Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 9, 2013 ("Amendment No. 3"), and as further amended by Amendment No. 4 to the Original Schedule 13D filed with the SEC on May 16, 2014 ("Amendment No. 4"), and as further amended by Amendment No. 5 to the Original Scheduled 13D filed with the SEC on June 23, 2014 ("Amendment No. 5"), and as further amended by Amendment No. 6 to the Original Schedule 13D filed with the SEC on July 16, 2014 ("Amendment No. 6"), and as further amended by Amendment No. 7 to the Original Schedule 13D filed with the SEC on August 19, 2014 ("Amendment No. 7"), and as further amended by Amendment No. 8 to the Original Schedule 13D filed with the SEC on December 8, 2014 ("Amendment No. 8"), and as further amended by Amendment No. 9 to the Original Schedule 13D filed with the SEC on March 30, 2018 ("Amendment No. 9), and as further amended by Amendment No. 10 to the Original Schedule 13D filed with the SEC on April 6, 2021 ("Amendment No. 10"), and as further amended by Amendment No. 11 to the Original Schedule 13D filed with the SEC on May 18, 2021 ("Amendment No. 11"), and as further amended by Amendment No. 12 to the Original Schedule 13D filed with the SEC on November 12, 2021 ("Amendment No. 12"), and as further amended by Amendment No. 13 to the Original Schedule 13D filed with the SEC on November 23, 2021 ("Amendment No. 13") and as further amended by Amendment No. 14 to the Original Schedule 13D filed with the SEC on December 28, 2021 ("Amendment No. 14"), and as further amended by Amendment No. 15 to the Original Schedule 13D filed with the SEC on January 7, 2022 ("Amendment No. 15"), and as further amended by Amendment No. 16 to the Original Schedule 13D filed with the SEC on October 23, 2024 ("Amendment No. 16, and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16 and this Amendment No. 17, the "Schedule 13D"), with respect to the shares of common stock ("Shares"), par value $0.001 per share, of SWK Holdings Corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 17 have the meanings set forth in the Schedule 13D. This Amendment No. 17 amends Items 4, 5 and 6 as set forth below.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following information:

On April 6, 2026, pursuant to the Agreement and Plan of Merger dated as of October 9, 2025 (the "Merger Agreement"), Runway Growth Finance Corp. ("Parent"), RWAY Portfolio Holding Corp., RWAY Portfolio Corp. ("Acquisition Sub"), Runway Growth Capital LLC ("Adviser") and SWK Holdings Corporation ("SWK") effected a merger pursuant to which SWK was merged with and into Acquisition Sub (the "First Merger"). Pursuant to the Merger Agreement, upon completion of the First Merger (the "Effective Time"), each issued and outstanding common stock of SWK ("SWK Common Stock") was cancelled and converted into the right to receive (i) either (A) 1.7264 shares of common stock, par value $0.01 per share, of Parent ("Parent Common Stock" and such consideration, the "Per Share Stock Consideration") or (B) $20.59 in cash (the "Per Share Cash Consideration") (in each case, based on the election of the holder thereof in accordance with the terms of the Merger Agreement and subject to proration as provided therein) plus (ii) $0.74 in cash, which represents a pro rata share of the guaranteed cash payment paid by the Adviser (the "Per Share Guaranteed Cash Payment" and collectively with the Per Share Stock Consideration and the Per Share Cash Consideration, the "Total Per Share Consideration"). As a result, the Reporting Persons no longer beneficially own any shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Pursuant to the closing of the merger described in Item 4, the Reporting Persons beneficially owned an aggregate of 0 Shares, constituting approximately 0% of the Shares outstanding. The aggregate percentage of Shares reported in this Amendment No. 17 are based on an aggregate number of 12,095, 906 Shares outstanding as of March 2, 2026, as reported in the Issuer's 8-K filed with the SEC on March 3, 2026.
Transactions in the class effected during the past sixty days: No transactions were effected by the Reporting Persons in the Shares since the filing of Amendment No. 16.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following information: Item 4 of this Amendment No. 17 is hereby incorporated by reference.

## Signatures
- Double Black Diamond Offshore Ltd.: /s/ Clint D. Carlson, By: Carlson Capital, L.P., its investment manager, By: Asgard Investment Corp. II, its general partner, Clint D. Carlson, President (04/08/2026)
- Carlson Capital, L.P.: /s/ Clint D. Carlson, By: Asgard Investment Corp. II, its general partner, Clint D. Carlson, President (04/08/2026)
- Asgard Investment Corp. II: /s/ Clint D. Carlson, Clint D. Carlson, President (04/08/2026)
- Asgard Investment Corp.: /s/ Clint D. Carlson, Clint D. Carlson, President (04/08/2026)
- Clint D. Carlson: /s/ Clint D. Carlson, Clint D. Carlson (04/08/2026)